SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                  SCHEDULE 13G

                                (AMENDMENT NO. 1)

                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                               SIMTEK CORPORATION
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    829204106
                                 --------------
                                 (CUSIP Number)

                               SEPTEMBER 22, 2006
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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                                                                     Page 2 of 5
1.      NAME OF REPORTING PERSON
        ------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Crestview Capital Master, LLC
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                            (b)  |_|
------- ------------------------------------------------------------------------
3.      SEC USE ONLY
------- ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware
------- ------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         26,771,124 (See Item 4)
 EACH REPORTING PERSON    ---- -------------------------------------------------
          WITH            6.   SHARED VOTING POWER (See Item 4)
                          ---- -------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 26,771,124 (See Item 4)
                          ---- -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER (See Item 4)
-------- -----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         16.67%
-------- -----------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                          |_|
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.67%
-------- -----------------------------------------------------------------------
12. TYPE OF REPORTING PERSON: PN
-------- -----------------------------------------------------------------------

Item 1(a).    Name of Issuer.
              Simtek Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices.
              4250 Buckingham Drive, Suite 100
              Colorado Springs, Colorado  80907

Item 2(a).    Name of Person Filing.
              Crestview Capital Master, LLC
Item 2(b). Address of Principal Business Office, or if none, Residence. 95 Revere Drive, Suite A
              Northbrook, Illinois  60062

Item 2(c).    Citizenship.
              Delaware

Item 2(d).    Title of Class of Securities.
              Common Stock, $0.01 par value ("Common Stock")

Item 2(e).    CUSIP Number.
              829204106


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                                                                     Page 3 of 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
              Not applicable.

Item 4.       Ownership.

      This Schedule 13G/A amends the Schedule 13G that was filed with the Securities and Exchange Commission on January 6, 2006.

      The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. On September 22, 2006, the Reporting Person purchased from the Issuer in a private transaction 2,151,899 shares of Common Stock and 322,785 Common Stock purchase warrants with an exercise price of $0.54 and an expiration date of September 19, 2011 (the "Warrants"). As a result of this acquisition, Crestview beneficially owns 26,771,124 shares of Common Stock or 16.67% of the issued and outstanding Common Stock (based on the sum of (i) 148,763,192 issued and outstanding shares of Common Stock as of August 10, 2006 as reported in the Issuer's Form 10-Q for the fiscal period ending June 30, 2006, (ii) an aggregate of 11,531,653 shares of Common Stock issued by the Issuer in the aforementioned private transaction and (iii) 322,785 shares of Common Stock underlying the Warrants).

      Crestview Capital Partners, LLC controls Crestview Capital Master, LLC. The power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Crestview Capital Master, LLC. For purposes of this statement, the Reporting Person is reporting that:

      (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 26,771,124 shares.

      (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 16.67%.

      (iii) The aggregate number of shares of Common Stock which the Reporting Person has sole power to vote or direct the vote of is 26,771,124.

      (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 26,771,124.

Item 5.       Ownership of Five Percent or Less of a Class.
              Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
              Not applicable.

Item 8.       Identification and Classification of Members of the Group.
              Not applicable.

Item 9.       Notice of Dissolution of Group.
              Not applicable.

Item 10.      Certification.
              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                                     Page 5 of 5

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date:   September 22, 2006

                                         CRESTVIEW CAPITAL MASTER, LLC

                                          By: Crestview Capital Partners, LLC,
                                          its sole Manager

                                          By: /s/ Daniel Warsh
                                              ----------------------------------
                                              Name: Daniel Warsh
                                              Title: Manager